UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
December 31, 2020

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons John Minar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,454,066(1)(2)

	6.	Shared Voting Power 1,933(1)(2)(3)

	7.	Sole Dispositive Power 3,454,066(1)(2)

	8.	Shared Dispositive Power 1,933(1)(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,455,999(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.62%(4)

12.	Type of Reporting Person (See Instructions) IN

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(1)    "Sole voting power" and "sole dispositive power" consists of (i) 172,551 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company") which the Reporting Person owns through J.M. Trust dated 11/13/87, for which the Reporting Person is trustee ("J.M. Trust"); (ii) 1,902,582 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 1,387,912 through J.M. Trust; (B) 309,778 through Guardian Storage Centers, LLC, for which the Reporting Person is managing member ("Guardian"); (C) 85,501 through GSC Carlsbad, LLC, for which the Reporting Person is managing member ("GSC Carlsbad"); (D) 49,357 through C.A.M. Irrevocable Trust, John Minar, Trustee, for which the Reporting Person is trustee ("C.A.M."); (E) 45,722 through First Capital Holdings LLC, for which the Reporting Person is managing member ("First Capital"); (F) 15,549 through E.J.M. Irrevocable Trust, John Minar, Trustee, for which the Reporting Person is trustee ("E.J.M."); and (G) 8,763 through GMC, LTD, for which the Reporting Person is trustee of the general partner ("GMC"); and (iii) 1,378,933 Class X common units of limited partner or limited liability company interest in subsidiaries of the Partnership ("Subsidiary Class X Units"), of which the Reporting Person beneficially owns (A) 1,253,831 through J.M. Trust; (B) 114,443 through Guardian; (C) 9,312 through GSC Carlsbad; and (D) 1,347 through Minar Living Trust. "Shared voting power" and "shared dispositive power" consists of 1,933 Class A OP Units, which the Reporting Person beneficially owns through Colton Holdings LLC, for which the Reporting Person is managing member ("Colton"). The aggregate amount beneficially owned by the Reporting Person consists of the sum of (i) sole voting power and sole dispositive power and (ii) shared voting power and shared dispositive power. Excludes (i) 995,768 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership and (ii) 3,013,596 Class B common units of limited partner or limited liability company interest in subsidiaries of the Partnership ("Subsidiary Class B Units") held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.
(2)    The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments. The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Subsidiary Class X Units for cash in an amount equal to the market value of an equivalent number of the Company's Class A OP Units, or at the Company's option, for Class A OP Units on a one-for-one basis, subject to certain adjustments.
(3)     The Reporting Person disclaims beneficial ownership of 1,933 Class A OP Units held through Colton.
(4)     For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP Unit and Subsidiary Class X Unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2020, and the denominator is comprised of all of the Company's 71,293,117 Shares outstanding as of December 31, 2020 together with each Class A OP Unit and Subsidiary Class X Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Subsidiary Class X Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

Item 1.
	(a)	Name of Issuer National Storage Affiliates Trust
	(b)	Address of Issuer’s Principal Executive Offices 8400 E. Prentice Avenue, 9th Floor, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Person Filing John Minar
	(b)	Address of Principal Business Office or, if none, Residence 2042 Business Center Drive, Suite 100, Irvine, CA 92612
	(c)	Citizenship John Minar: United States of America
	(d)	Title of Class of Securities Common Shares of Beneficial Interest, par value $0.01 per share
	(e)	CUSIP Number 637870106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: John Minar: 3,455,999(1)(2)(3)
(b) Percent of class: John Minar: 4.62%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote John Minar: 3,454,066(1)(2)
(ii) Shared power to vote or to direct the vote John Minar: 1,933(1)(2)(3)
(iii) Sole power to dispose or to direct the disposition of John Minar: 3,454,066(1)(2)
(iv) Shared power to dispose or to direct the disposition of John Minar: 1,933(1)(2)(3)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ✓

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
The identification of all affiliated entities through which the Reporting Persons beneficially own Shares, Class A OP Units and Subsidiary Class X Units is set forth in footnote (1) to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

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(1)    "Sole voting power" and "sole dispositive power" consists of (i) 172,551 Shares of the Company which the Reporting Person owns through J.M. Trust; (ii) 1,902,582 Class A OP Units of the Partnership, of which the Reporting Person beneficially owns (A) 1,387,912 through J.M. Trust; (B) 309,778 through Guardian; (C) 85,501 through GSC Carlsbad; (D) 49,357 through C.A.M.; (E) 45,722 through First Capital; (F) 15,549 through E.J.M.; and (G) 8,763 through GMC; and (iii) 1,378,933 Subsidiary Class X Units, of which the Reporting Person beneficially owns (A) 1,253,831 through J.M. Trust; (B) 114,443 through Guardian; (C) 9,312 through GSC Carlsbad; and (D) 1,347 through Minar Living Trust. "Shared voting power" and "shared dispositive power" consists of 1,933 Class A OP Units, which the Reporting Person beneficially owns through Colton. The aggregate amount beneficially owned by the Reporting Person consists of the sum of (i) sole voting power and sole dispositive power and (ii) shared voting power and shared dispositive power. Excludes (i) 995,768 Subordinated Performance Units of the Partnership and (ii) 3,013,596 Subsidiary Class B Units held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.
(2)    The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments. The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Subsidiary Class X Units for cash in an amount equal to the market value of an equivalent number of the Company's Class A OP Units, or at the Company's option, for Class A OP Units on a one-for-one basis, subject to certain adjustments.
(3)     The Reporting Person disclaims beneficial ownership of 1,933 Class A OP Units held through Colton.
(4)    For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP Unit and Subsidiary Class X Unit beneficially owned as if each such unit was exchanged for one Share as of

December 31, 2020, and the denominator is comprised of all of the Company's 71,293,117 Shares outstanding as of December 31, 2020 together with each Class A OP Unit and Subsidiary Class X Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Subsidiary Class X Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2021
Date
/s/ JOHN MINAR
Signature
John Minar
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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